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September 5, 2006

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Corporation
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

The Company issued seven press releases between July 21, 2006 and August 1, 2006. Two of them are English language press releases (Attachments 1 and 2) and five are in Japanese. We have therefore prepared English summaries to these five Japanese language press releases below:

- Press release, dated July 21, 2006, regarding Olympus America Inc. (headquarters: Pennsylvania, U.S.A. / COO: Mark Gumz), a U.S. based subsidiary of the Company's acquisition of 100 % shares of Bacus Laboratories, Inc. (headquarters: Illinois, U.S.A. / CEO: James W. Bacus) on July 14, 2006, which made Bacus Laboratories, Inc. a wholly owned subsidiary of Olympus America Inc.

- Press release, dated July 25, 2006, regarding Olympus Biomaterial Corp.'s launch of "Borne supplemental material OSferon 60", an upgraded version of the current model with greater early strength, which consists primarily of highly-pure β-TCP (β-tricalcium phosphate), on August 1, 2006.

dw 9/6

- Press release, dated July 25, 2006, regarding Olympus Imaging Corp.'s launch of "Voice-Trek VN-2100", an entry model of IC recorder which realizes long-hour and super high-quality recording at the same time, on August 25, 2006.

- Press release, dated July 25, 2006, regarding Olympus Imaging Corp.'s launch of "Voice-Trek V-30", a new model of a separate-type stereo IC recorder "Voice-Trek V series" with large recording capacity, on August 25, 2006.

- Press release, dated August 1, 2006, regarding the Company's launch of "IPLEX MX R", a shoulder-hanging type industrial video scope which is an upgraded version of "IPLEX MX" and enables work at high and narrow places, on September 1, 2006.

On July 31, 2006, the Company filed its consolidated First Quarter Financial Results with the Tokyo Stock Exchange and the Osaka Stock Exchange without preparing an English translation. We have therefore prepared an English summary of the filing below:

- Japanese-language consolidated First Quarter Financial Results for the three months ended June 30, 2006, as filed with the Tokyo Stock Exchange and the Osaka Stock Exchange on July 31, 2006, which includes:

    1. Notes to the first quarter financial information

    2. Summary of the first quarter financial results for the three months ended June 30, 2006
        (1) Key indices and discussions of consolidated financial results for the three months ended June 30, 2006
        (2) Key indices and discussions of consolidated financial position as of June 30, 2006

    3. Projected consolidated financial results for the year ending March 31, 2007

    4. Quarterly consolidated financial statements for the three months ended June 30, 2006
        - Consolidated balance sheets
        - Consolidated statements of income
        - Consolidated net sales by segment

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,



Masahisa Ikeda

Enclosure
MI/ms

Attachment 1

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

July 21, 2006

Olympus enters global immunoassay market

- Expanding the diagnostic business through clinical chemistry system synergies-

Olympus Corporation (President: Tsuyoshi Kikukawa) will enter the European immunoassay market with full corporate commitment and resource allocation during July 2006, and plans to entry into the U.S, Japanese and Asian markets once all regulatory requirements are satisfied. The proven technologies and internal knowledge base associated with the company's highly successful Olympus AU®-clinical chemistry systems, serves as the strong foundation for the Olympus AU3000i Immunoassay System and its dedicated reagents. These competencies will also support future business expansion into the molecular diagnostics testing market, which is positioned as one of the next generation medical care.

The universal desire for enhanced "quality of life" in an ageing society is central to the business direction for Olympus Corporation. This focus on healthcare and medical solutions has led to a steady increase in both sales and profits in all the company's medical/life science divisions. The 21st century is called "the era of life science", and the Olympus Diagnostics business continues to actively invest in life science related businesses and been rewarded with double-digit annual growth and global sales of approximately 45 billion yen.

Olympus first entered the diagnostic business back in 1971. Since then, Olympus has expanded the business all over the world focusing on clinical chemistry instrumentation and started producing Olympus reagents in 1989. Currently, R&D and manufacturing sites are located in Japan, Germany, France and Ireland. This "system business" approach in which an instrument, reagents, maintenance and customer support can be provided together as one package, together with our "pay per reportable test" program, represents the Olympus customer-oriented response for high quality systems while understanding the worldwide necessity for cost constraint regarding capital equipment expenditures.

The immunoassay market is estimated to be worth $5,500M worldwide. Olympus enters with a system, which although new, is based on its established proven automation technology, system development and manufacturing competency, and extensive assay design and manufacturing experience. Following the European launch of the Olympus AU3000i Immunoassay System in July 2006, Olympus will bring the product to market in the US, Japan and other Asian markets as soon as regulatory requirements of each country are fulfilled.

The first reagent assay panels available will be Thyroid, Fertility and Tumor Markers, and then expand to Cardiac Markers etc. The strong customer support organizations within Olympus for clinical chemistry and now immunoassay, will allow Olympus to expand the diagnostic business sales to more than 60billion yen in three years.

In future, in collaboration with our bio-business, Olympus will develop its business into the molecular diagnostic area, which we position as one of the next generation medical care, to materialize customized medical care on an early stage.

■Overview of the Olympus AU3000i Immunoassay System

Launch time: Europe July, 2006 (To be advised for the rest of the world)

Features:

1) Throughput	24 tests on board, full random access, 240 test/hour
2) Reliability	(1) Secure data reliability・sample clot detection (2) Downtime reduction・self-diagnostic function (3) Enhanced reagent management・2-D barcodes
3) Easy to use	Common operation with Olympus clinical chemistry AU systems

Specifications:

Assays	Thyroid, Fertility, Tumor markers
Throughput	240 test/hr
Simultaneously processed assays	24 tests
Size	1700(W) x 1190(D) x 1435(H)

Appearance:

Appearance



For further information, please contact:
Public Relations and Investor Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2052 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

Attachment 2

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

July 24, 2006

Olympus Acquires Single Molecule Fluorescence Spectroscopy Technology and IP Portfolio from Evotec

—Sensing Technology Crucial to Future Development of Bio Business —

Olympus Corporation (President: Tsuyoshi Kikukawa) has acquired technology and patents for single molecule fluorescence spectroscopy from Evotec Technologies GmbH (Hamburg, Germany; CEO: Dr. Carsten Claussen). This technology can make a valuable contribution to drug development and our understanding of disease mechanisms through the analysis of interactions among biomolecules or between biomolecules and potential pharmaceutical compounds. In addition to its core competence in the field of imaging technology, Olympus has now acquired sensing (analysis, measurement, etc.) technology that will support the future development of its bio business. It plans to accelerate its engagement with drug developers and bio-ventures and intensify its efforts to develop clinical applications.

Olympus and Evotec have been collaborating on the development of single molecule fluorescence spectroscopy with the aim of providing a way to understand protein functions, especially those that are significant for drug development and the analysis of disease causation. In 2002 Olympus launched the MF20 single molecule fluorescence spectroscopy system. The MF20 is used by a wide range of research institutes and companies and has gained an excellent reputation.

From a short-term perspective, Olympus acquired the patents and technology from Evotec to consolidate its business base in the field of single molecule fluorescence spectroscopy systems, which are core products in its bio business. Its longer-term goal was to acquire key sensing technology to support the future development of its bio business.

■Single Molecule Fluorescence Spectroscopy (**Please see "Reference" section for details**)

This technology employs a confocal laser optical system to observe the behavior of the molecules that make up living organisms in ultra-microscopic fields measuring approximately 1 femtoliter (1 femtoliter $= 1 \times 10^{-15}$ liters). By measuring fluorescence signal fluctuations caused by molecular motion, the system allows the analysis of molecular size and interactions. This ability to analyze interactions among biomolecules or between biomolecules and potential pharmaceutical compounds has applications in drug development and the analysis of disease mechanisms.

■Profile of Evotec Technologies GmbH

Address : Schnackenburgallee 114, 22525 Hamburg, Germany

President & CEO: Dr. Carsten Claussen

Year of foundation: 2002, before division of Evotec AG, founded 1993

Employee number: 80

Activities: Evotec Technologies specializes in high-added-value automated cellular biology solutions. It combines automation technology, hardware, software and bio-modules to create advanced automated cellular analysis systems.

URL: http://www.evotec-technologies.com/

For further information, please contact:
PR & IR Department, Olympus Corporation.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2010 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

Reference

1. Single molecule fluorescence spectroscopy

① Fluorescence is detected using the optical system of a confocal fluorescence microscope.



Fluorescent-labeled molecule
2 μ m
Sample
φ 1 μ m

The optical system of a confocal fluorescence microscope.

② Fluctuations are measured using single molecule fluorescence spectroscopy, and waveforms are numerically analyzed.

Example



A
B
C
D

(1) small molecule → rapid waveform (2) large molecule → slow waveform

(3) less molecule → big waveform (4) much molecule → average waveform

Masataka Kinjo, *Protein, nucleic acid and enzyme*, Vol44, 1431-1438(1999)

③ The technology can be used to analyze interactions among biomolecules or between biomolecules and potential pharmaceutical compounds .

→ This technology yields valuable information that can be used in drug development and the analysis of disease mechanisms.

2. Applications for single molecule fluorescence spectroscopy

This technology is employed in the MF20 single molecule fluorescence spectroscopy system, which can be used to analyze a variety of molecular interactions, including interactions among biomolecules or between biomolecules and potential pharmaceutical compounds.



Protein Polymerization
Protein
Interaction
DNA
Hybridization
SNP Typing
Single molecular fluorescence
detection system "MF20"
Protein-DNA
Interaction
Ligand-Receptor
Enzyme Reaction
Antigen-Antibody